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www.egsllp.com

VIA EDGAR

July 6, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A Filed June 1, 2021
File No. 024-11496

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated June 30, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect to the Company’s Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on June 1, 2021. Disclosure changes discussed below have been made in the Company’s Amendment No. 2 to the Offering Statement (the “Amended Offering Statement”) being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below in bold each of the Staff’s comments, and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in the Offering Statement (or, if a change has been made to the definition, as defined in the Amended Offering Statement).

Amendment No. 1 to Offering Statement on Form 1-A filed June 1, 2021

General

1.

Please disclose the information provided in response to prior comment 5 on the main offering circular cover page in addition to pages 50 and Series 2021-2. In addition, disclose that, if investors do not like how management is using the offering proceeds, including the developer, the product or the terms of the license agreement, investors will be unable to exit their investment since the shares are not tradable or transferrable. Furthermore, while investors will have the right to the return of any funds net of fees and expenses if not used, management may have the incentive to use all the funds even if their choices could yield lower returns for investors or result in long delays before any games, products or systems are fully developed or capable of generating revenues.

In response to this comment, the Company has revised its disclosure. See the cover page, as well as pages 50 and Series 2021-2 of the Amended Offering Statement.

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance

Fig Publishing Inc.
Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 1, 2021

July 6, 2021

2.

In response to prior comment 8, you disclose that you will notify investors of the extension of the offering on Fig.co. Please also indicate that you will file an offering circular supplement. Refer to Securities Act Rule 253(g).

In response to this comment, the Company has revised its disclosure. See the cover page, as well as pages 50 and Series 2021-7 of the Amended Offering Statement.

3.

In response to comment 9, you disclose that you will retain 2.7% of the offering proceeds before placing the proceeds in an escrow account. You also disclose that investors will pay the any transaction costs incurred by the escrow agent in returning the funds and any outstanding expenses related to the escrow account. Please clarify that purchasers of FPS-Series 2021 shares will receive, at most, 97.3% of their funds back if the company does not use any of the proceeds from the offering in connection with co-publishing and revenue share agreements they enter into within two years after the last closing of the offering. Also disclose that the company will pay escrow account expenses from the proceeds held in escrow, if true, and any transaction costs incurred by the escrow agent in returning the funds. Disclose the amount of these estimated expenses.

In response to this comment, the Company has revised its disclosure. See pages 50, Series 2021-2 and Series 2021-4 of the Amended Offering Statement.

4.

You define “Fig Funds” as the amount of development funds to be provided to the developer. Please clarify whether “Fig Funds” include all sources of funds, including amounts raised in Regulation A offerings, other securities offerings and rewards campaigns. Disclose whether the proceeds of the offering could be used for products already subject to a license agreement with the company and intended to generate dividends for another series of the company’s shares. If so, discuss how this would impact the amount of dividends investors in the current offering could receive.

In response to this comment, the Company has revised its disclosure to clarify that Fig Funds are any funds deployed to a developer by Fig toward a license agreement, the source of which could be offerings of Fig Portfolio Shares, Fig Gaming Shares or from the Company’s capital accounts, but Fig Funds are never derived from rewards campaigns funds, which go solely to developers. See pages 2, 24 and F-16 of the Amended Offering Statement for a description of the source of Fig Funds. Please see page 19 for a disclosure regarding the allocation of Fig Funds from this offering and others. Please also see Series 2021-5 for the disclosure that the proceeds of the offering will not be used for products already subject to a license agreement with the Company and not intended to generate dividends for another series of the company’s shares.

5.

We note your response to prior comment 11. You disclose that you expect to spend the offering proceeds by entering into license agreements for approximately ten Portfolio Products. Please clarify that you are under no obligation to enter into a particular number of license agreements. You also disclose that the proceeds of the offering “will be used more specifically on, and you anticipate the terms of each Portfolio License Agreement with provide for” using the proceeds for purposes other than as Fig Funds contributed to a developer. These other purposes include marketing and other publishing efforts in support of the multiple games you are publishing, outreach to find new games that you would consider publishing, including payment for licenses of intellectual property, and other general activities and operations. Please explain why you expect the license agreements to provide for these uses of the offering proceeds as Fig Funds, including whether prior licenses have provided for such uses. Disclose whether there are limits on the amount of offering proceeds that would not count as Fig Funds. Disclose that the use of offering proceeds for purposes other than as Fig Funds under a Portfolio License will decrease the amount of dividends to which investors would be entitled. Explain why.

In response to this comment, the Company has revised its disclosure to clarify the above. See page Series 2021-5 of the Amended Offering Statement. For the avoidance of doubt, the Company will not deploy proceeds from the Escrow Account in a manner which does not qualify them as Fig Funds and therefore would not make such funds eligible for dividends.

U.S. Securities and Exchange Commission
Attn: Division of Corporation Finance

Fig Publishing Inc.
Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 1, 2021

July 6, 2021

6.

Please disclose how and when you will notify investors of entering into a Portfolio License Agreement, the material terms of the license agreement, and information about the Portfolio Developer and Portfolio Products.

In response to this comment, the Company has revised its disclosure. See page Series 2021-4 of the Amended Offering Statement.

7.

Please disclose how and when you will disclose to investors how much of the funds in the escrow account the company has used and the amount remaining in the escrow account. Describe the level of detail you will provide about how the company has used the escrowed funds.

In response to this comment, the Company has revised its disclosure. See page 2021-4 of the Amended Offering Statement.

8.

Disclose in detail how the company will determine the amount of escrowed funds to return. For example, explain whether funds are subtracted only if they are contributed under a Portfolio License Agreement before the deadline, or whether the company needs to be contractually committed to provide the funds by the deadline. Further explain whether the company will subtract funds its uses in an attempt to find new games that it would consider publishing, even if it does not result in a Portfolio License Agreement.

In response to this comment, the Company has revised its disclosure. See page 2021-13 of the Amended Offering Statement.

9.

In response to prior comment 12, you provided revised disclosure about the board's right to cancel FPS shares generally, and you indicate that you may limit your right to cancel in the case of specific series of Fig Portfolio Shares. However, you did not revise the disclosure on page Series 2021-30 or indicate whether the board has more limited rights to cancel FPS - Series 2021 shares. Please revise as appropriate.

In response to this comment, the Company has revised its disclosure. See page 2021-30 of the Amended Offering Statement.

10.	Please file as an exhibit the document(s) evidencing the rights of the holders of FPS –Series 2021 shares that are described in the offering circular.

Fig has generally relied on offering circulars as evidence of the rights of holders of the preferred shares it offers. Fig’s Board adopts such offering circulars as evidence of such. Please see the draft board consent as Exhibit 2.3, which will be executed upon the qualification of the offering and please see the subscription agreement for the offering as Exhibit 6.4.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director of Fig Publishing, Inc.